Exhibit 7

U.S. Bank National Association

Statement of Financial Condition

As of 6/30/2014

($000’s)

6/30/2014

Assets
Cash and Balances Due From Depository Institutions	$12,591,901
Securities	89,882,232
Federal Funds	109,925
Loans & Lease Financing Receivables	241,450,255
Fixed Assets	4,561,715
Intangible Assets	13,335,806
Other Assets	22,261,774
Total Assets	$384,193,608

Liabilities
Deposits	$286,193,358
Fed Funds	1,264,138
Treasury Demand Notes	0
Trading Liabilities	382,290
Other Borrowed Money	37,760,161
Acceptances	0
Subordinated Notes and Debentures	5,023,000
Other Liabilities	12,274,098
Total Liabilities	$342,897,045

Equity
Common and Preferred Stock	18,200
Surplus	14,266,407
Undivided Profits	26,159,120
Minority Interest in Subsidiaries	$852,836
Total Equity Capital	$41,296,563

Total Liabilities and Equity Capital	$384,193,608